Alexander M. Donaldson
adonaldson@wyrick.com

December 9, 2010

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn:  John L. Krug

Re:	Ventrus Biosciences, Inc.
Registration Statement on Form S-1
Amendment No. 4 filed December 6, 2010
File No. 333-168224

Dear Mr. Krug:

We write this letter on behalf of our client Ventrus Biosciences, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated December 8, 2010.  Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

Form S-1 Amendment No. 4

Notes to Financial Statements
Note 10-ProForma Loss Per Share, page F-21

1.
Please refer to your response to comment three.  We note that you disclosed that the amount of pro forma weighted average shares outstanding is 1,829,323.  Using this amount it would result in a pro forma net loss per share of approximately $(2.48).  Please revise your disclosure or explain the difference between this amount and the amount disclosed on the statement of operations of $(4.88).  Furthermore, please tell us how you computed the principal amount of convertible notes of $5,615,201.

U.S. Securities and Exchange Commission
December 9, 2010

Based on telephone discussions with the Staff, references to the pro forma net loss per share have been removed from pages 12 and F-4, and Note 10 has been deleted from page F-21.

Notes to Unaudited Condensed Financial Statements
Note 8 — Pro Forma Loss Per Share, page F-39

2.
We note that you have disclosed that the amount of pro forma weighted average shares outstanding was 2,388,579.  Using this amount it would result in a pro forma net loss per share of approximately $(2.48).  Please revise your disclosure or explain the difference between this amount and the amount disclosed on the statement of operations of $(2.53).  In addition, please tell us how you computed the principal amount of convertible notes of $7,520,591.

Based on telephone discussions with the Staff, references to the pro forma net loss per share have been removed from pages 12 and F-23, and Note 8 has been deleted from page F-39.

*  *  *  *  *

On behalf of Ventrus, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority,  in declare the filing effective, does not relieve Ventrus from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
Ventrus may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alexander M. Donaldson

cc:                      Russell Ellison, M.D.